SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2022

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant's name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Ms. Sara Hennicken, 42, became the Chief Financial Officer of Fresenius SE and a member of the supervisory board of Fresenius Medical Care AG & Co. KGaA’s general partner, Fresenius Medical Care Management AG, as of September 1, 2022, succeeding Ms. Rachel Empey in both positions. Ms. Hennicken joined Fresenius SE in 2019 as Senior Vice President Global Treasury & Corporate Finance. Previously, she spent 14 years in investment banking, including nine years at Deutsche Bank, lastly as Managing Director and Senior Client Executive in Corporate Finance Coverage before moving to Fresenius SE. Between 2005 and 2010 she worked for Citigroup in Frankfurt and London. Sara Hennicken studied economics in Germany and in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: September 1, 2022

Fresenius Medical Care AG & Co. KGaA, a partnership limited by shares, represented by:

fresenius medical care management ag, its General Partner

By:	/s/ Rice Powell
	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner

By:	/s/ helen giza
	Name:	Helen Giza
	Title:	Deputy Chief Executive Officer, Chief Financial Officer and Member of the Management Board of the General Partner